SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 4)

Under the Securities Exchange Act of 1934*

WuXi PharmaTech (Cayman) Inc.
(Name of Issuer)

Ordinary Shares, Par Value $0.02 Per Share
(Title of Class of Securities)

929352102
(CUSIP Number)

Scott A. Arenare, Esq.
Managing Director and General Counsel
Warburg Pincus LLC
450 Lexington Avenue
New York, NY  10017
(212) 878-0600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Steven J. Gartner, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8000

November 15, 2010

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A
CUSIP No. – 929352102		Page 2 of 13 pages
1		NAME OF REPORTING PERSONS Warburg Pincus Private Equity X, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 20,580,320*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 20,580,320*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,580,320*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%**
14		TYPE OF REPORTING PERSON PN
* See Item 5.
** Calculated based upon 559,232,416 ordinary shares outstanding as of September 30, 2010, as reported by WuXi PharmaTech (Cayman) Inc. in its Form 6-K filed on November 12, 2010.

SCHEDULE 13D/A
CUSIP No. – 929352102		Page 3 of 13 pages
1		NAME OF REPORTING PERSONS Warburg Pincus X Partners, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 658,392*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 658,392*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 658,392*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%**
14		TYPE OF REPORTING PERSON PN
* See Item 5.
** Calculated based upon 559,232,416 ordinary shares outstanding as of September 30, 2010, as reported by WuXi PharmaTech (Cayman) Inc. in its Form 6-K filed on November 12, 2010.

SCHEDULE 13D/A
CUSIP No. - 929352102		Page 4 of 13 pages
1		NAME OF REPORTING PERSONS Warburg Pincus X, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 21,238,712*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 21,238,712*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,238,712*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%**
14		TYPE OF REPORTING PERSON PN
* See Item 5.
** Calculated based upon 559,232,416 ordinary shares outstanding as of September 30, 2010, as reported by WuXi PharmaTech (Cayman) Inc. in its Form 6-K filed on November 12, 2010.

SCHEDULE 13D/A
CUSIP No. - 929352102		Page 5 of 13 pages
1		NAME OF REPORTING PERSONS Warburg Pincus X LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ⊠
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 21,238,712*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 21,238,712*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,238,712*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%**
14		TYPE OF REPORTING PERSON OO
* See Item 5.
** Calculated based upon 559,232,416 ordinary shares outstanding as of September 30, 2010, as reported by WuXi PharmaTech (Cayman) Inc. in its Form 6-K filed on November 12, 2010.

SCHEDULE 13D/A
CUSIP No. - 929352102		Page 6 of 13 pages
1		NAME OF REPORTING PERSONS Warburg Pincus Partners, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 21,238,712*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 21,238,712*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,238,712*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%**
14		TYPE OF REPORTING PERSON OO
* See Item 5.
** Calculated based upon 559,232,416 ordinary shares outstanding as of September 30, 2010, as reported by WuXi PharmaTech (Cayman) Inc. in its Form 6-K filed on November 12, 2010.

SCHEDULE 13D/A
CUSIP No. - 929352102		Page 7 of 13 pages
1		NAME OF REPORTING PERSONS Warburg Pincus LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 21,238,712*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 21,238,712*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,238,712*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%**
14		TYPE OF REPORTING PERSON OO
* See Item 5.
** Calculated based upon 559,232,416 ordinary shares outstanding as of September 30, 2010, as reported by WuXi PharmaTech (Cayman) Inc. in its Form 6-K filed on November 12, 2010.

SCHEDULE 13D/A
CUSIP No. - 929352102		Page 8 of 13 pages
1		NAME OF REPORTING PERSONS Warburg Pincus & Co.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 21,238,712*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 21,238,712*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,238,712*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%**
14		TYPE OF REPORTING PERSON PN
* See Item 5.
** Calculated based upon 559,232,416 ordinary shares outstanding as of September 30, 2010, as reported by WuXi PharmaTech (Cayman) Inc. in its Form 6-K filed on November 12, 2010.

SCHEDULE 13D/A
CUSIP No. - 929352102		Page 9 of 13 pages
1		NAME OF REPORTING PERSONS Charles R. Kaye
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 21,238,712*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 21,238,712*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,238,712*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%**
14		TYPE OF REPORTING PERSON IN
* See Item 5.
** Calculated based upon 559,232,416 ordinary shares outstanding as of September 30, 2010, as reported by WuXi PharmaTech (Cayman) Inc. in its Form 6-K filed on November 12, 2010.

SCHEDULE 13D/A
CUSIP No. - 929352102		Page 10 of 13 pages
1		NAME OF REPORTING PERSONS Joseph P. Landy
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 21,238,712*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 21,238,712*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,238,712*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%**
14		TYPE OF REPORTING PERSON IN
* See Item 5.
** Calculated based upon 559,232,416 ordinary shares outstanding as of September 30, 2010, as reported by WuXi PharmaTech (Cayman) Inc. in its Form 6-K filed on November 12, 2010.

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) amends the Schedule 13D originally filed on July 14, 2008, as previously amended by Amendment No. 1, filed on December 17, 2008, by Amendment No. 2, filed on April 27, 2010, and by Amendment No. 3, filed on July 29, 2010 (as so amended, the “Schedule 13D”), and is being filed on behalf of Warburg Pincus Private Equity X, L.P., a Delaware limited partnership (“WP X”), Warburg Pincus X Partners, L.P., a Delaware limited partnership (“WPP X” and together with WP X, the “Funds”), Warburg Pincus X, L.P., a Delaware limited partnership and the sole general partner of each of the Funds (“WP X LP”), Warburg Pincus X LLC (“WP X LLC”), a Delaware limited liability company and the sole general partner of WP X LP, Warburg Pincus Partners, LLC (“WPP LLC”), a New York limited liability company and the sole member of WP X LLC, Warburg Pincus LLC, a New York limited liability company that manages each of the Funds (“WP LLC”), Warburg Pincus & Co. (“WP”), a New York general partnership and the managing member of WPP LLC, and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and Co-President and Managing Member of WP LLC (Mr. Kaye, Mr. Landy, WP X, WPP X, WP X LP, WP X LLC, WPP LLC, WP LLC and WP collectively being referred to as the “Reporting Persons”).  This Amendment No. 4 relates to the ordinary shares, par value $0.02 per share (the “Ordinary Shares”), of WuXi PharmaTech (Cayman) Inc., a Cayman Islands corporation (the “Company”).  Capitalized terms used but not defined herein have the meaning ascribed thereto in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer

Items 5 of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

(a)           WP X is the direct owner of 20,580,320 Ordinary Shares, representing approximately 3.7% of the outstanding Ordinary Shares.  WPP X is the direct owner of 658,392 Ordinary Shares, representing approximately 0.1% of the outstanding Ordinary Shares.  Accordingly, as of November 15, 2010, the Funds may be deemed to beneficially own an aggregate of 21,238,712 Ordinary Shares, representing approximately 3.8% of the outstanding Ordinary Shares.  The percentages used herein are calculated based upon 559,232,416 Ordinary Shares outstanding as of September 30, 2010, as reported in the Company’s Form 6-K filed with the Securities and Exchange Commission on November 12, 2010.

Due to their respective relationships with the Funds and each other, each of the Reporting Persons may be deemed to beneficially own, in the aggregate, 21,238,712 Ordinary Shares.  Each of WP, WPP LLC, WP LLC, WP X LLC, WP X LP, Mr. Kaye and Mr. Landy disclaim beneficial ownership (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of all of the Ordinary Shares.

(b)           Each of the Reporting Persons is deemed to share with the Funds the power to vote or to direct the vote and to dispose or to direct the disposition of 21,238,712 Ordinary Shares.

(c)           On November 15, 2010, WP X sold 1,938,000 American Depositary Shares (each of which represents eight Ordinary Shares (“ADSs”)), including 5,397,120 Ordinary Shares, in a block trade at a price of $16.05 per ADS.

On November 15, 2010, WPP X sold 62,000 ADSs, including 172,664 Ordinary Shares, in a block trade at a price of $16.05 per ADS.

Except as set forth in this Item 5(c), no other transactions in the Ordinary Shares were effected during the past sixty days by any of the Reporting Persons.

(d)           Except as set forth in this Item 5, no person other than each respective record owner referred to herein of the Ordinary Shares is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)           The Reporting Persons ceased to be the beneficial owners of more than 5% of the Ordinary Shares on November 15, 2010.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2010

WARBURG PINCUS PRIVATE EQUITY X, L.P.

By: Warburg Pincus X, L.P., its general partner
By: Warburg Pincus X LLC, its general partner
By: Warburg Pincus Partners, LLC, its sole member
By: Warburg Pincus & Co., its managing member

By: /s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS X, L.P.

By: Warburg Pincus X LLC, its general partner
By: Warburg Pincus Partners, LLC, its sole member
By: Warburg Pincus & Co., its managing member

By: /s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS X PARTNERS, L.P.

By: Warburg Pincus X, L.P., its general partner
By: Warburg Pincus X LLC, its general partner
By: Warburg Pincus Partners, LLC, its sole member
By: Warburg Pincus & Co., its managing member

By: /s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS X LLC

By: Warburg Pincus Partners, LLC, its sole member

By: Warburg Pincus & Co., its managing member

By: /s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS PARTNERS, LLC

By: Warburg Pincus & Co., its managing member

By: /s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS & CO.

By: /s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS LLC

By: /s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Managing Director

By: /s/ Scott A. Arenare
Name: Charles R. Kaye
By: Scott A. Arenare, Attorney-in-Fact*

By: /s/ Scott A. Arenare
Name: Joseph P. Landy
By: Scott A. Arenare, Attorney-in-Fact**

*  Power of Attorney given by Mr. Kaye was previously filed with the Securities and Exchange Commission on March 2, 2006 as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

**  Power of Attorney given by Mr. Landy was previously filed with the Securities and Exchange Commission on March 2, 2006 as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.